Live Stream Technology Services Inc.

701 Brickell Avenue, Suite 1550

Miami, Florida 33131

January 17, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Live Stream Technology Services Inc.
Request for Withdrawal of Regulation A Offering Statement on Form 1-A-W
File No. 024-12370

Ladies and Gentlemen:

In accordance with Rule 259 of Regulation A promulgated under the Securities Act of 1933, as amended, Live Stream Technology Services Inc., a Delaware corporation (the "Company"), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (Reg. No. 024-12370), together with all exhibits and amendments thereto (collectively, the "Offering Statement"), first filed with the Securities and Exchange Commission (the "Commission") on December 13, 2023, and amended on February 22, 2024 and March 8, 2024.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has decided not to pursue an offering under Regulation A at this time. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement, effective as of the date hereof or at the earliest practicable date hereafter.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Andrew M. Greenstein of Hess Legal Counsel LLC at (201) 232-9098.

Live Stream Technology Services Inc.

By:
Name: Herman Edwin Cruz
Title: Chief Executive Officer

cc: Andrew M. Greenstein, Esq.